Adrian G. Sada Cueva
Chief Executive Officer, Vitro, S.A.B. de C.V.

Mr. Sada Cueva is a board member of Vitro S.A.B., Empresas Comegua, Grupo Financiero Banorte, and Banco Mercantil del Norte, as well as Member of the General Board of Universidad de Monterrey.

He is also a Board Member of civil organizations such as Organización Vida Silvestre, and Salinas del Pacífico.

At Vitro, he has held the executive positions of President of the Glass Containers business unit (2012-2013), Chief Operating Officer of Glass Containers (2011), Vice President of Administration and Finance of Vitro's Glass Containers business unit (2009-2010), Chief Executive Officer of Vitro Automotriz (2006- 2008), and President of Vitro Cristalglass (2003-2005).

Mr. Sada Cueva is a graduate of Monterrey Institute of Technology and Stanford Graduate School of Business.